Suite 900 - 510 Burrard Street, Vancouver, British Columbia Canada V6C 3A8 Tel: (604) 687-6600 Toll Free: 1-888-411-GOLD Fax: (604) 687-3932 Email: info@aurizon.com Web Site: www.aurizon.com

Shares Listed:
Toronto Stock Exchange - Ticker Symbol – ARZ
American Stock Exchange – Ticker Symbol – AZK
U.S. Registration:  (File #0-22672)

News Release Issue No. 20 - 2006

JUNE 29, 2006
FOR IMMEDIATE RELEASE

B.C. SUPREME COURT UPHOLDS STANDSTILL AGREEMENT;
NORTHGATE’S INADEQUATE TAKEOVER BID TERMINATED

Vancouver, BC, June 29, 2006 –Aurizon reports that the Supreme Court of British Columbia today granted a permanent injunction enforcing the confidentiality and standstill agreement entered into between Northgate Minerals Corporation (TSX: NGX, AMEX: NXG) and Aurizon Mines Ltd. (TSX:ARZ, AMEX:AZK) in October 2005.  The decision effectively prevents Northgate from proceeding with its inadequate takeover bid for Aurizon.

David Hall, Aurizon's Chairman and Chief Executive Officer, said: “Once we determined that Northgate’s offer was inadequate and not in the best interest of our shareholders, we initiated legal proceedings to enforce the standstill agreement.  We are very pleased with the Court’s ruling and remain committed to maximizing value for our shareholders.”

Aurizon shareholders who have already tendered their shares to the Northgate offer do not need to take any action.

About Aurizon

Aurizon is a pure gold company with a growth strategy focused on establishing a gold production base through the development of its Casa Berardi Project in north-western Quebec, and increasing gold production by accretive transactions.  The 100% owned Casa Berardi Project is fully-funded, on budget and on schedule to commence production in late 2006, which will enable the Company to take advantage of the current high gold prices. Casa Berardi has an initial mine life of more than 6 years based on reserves of 1.2 million ounces of gold, representing only 45% of the global resource at Casa Berardi.

Casa Berardi is accessible by road, is permitted and is on the Hydro Quebec power grid.

Aurizon shares trade on the Toronto Stock Exchange under the symbol "ARZ" and on the American Stock Exchange under the symbol "AZK". Additional information on Aurizon and its properties is available on Aurizon's website at http://www.aurizon.com.

Media Contact: Longview Communications

Josh Pekarsky or Louise Weston

(604) 688-4874

Investor Contact: Patrick Soares, Manager Investor Relations

Aurizon Mines Ltd.

(604)-687-6600